IRANNOTICE

April 28, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that China Southern Airlines Company Limited has made disclosure pursuant to these provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on April 28, 2022. The disclosure can be found under the heading “Iran Sanctions Disclosure” in its Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

China Southern Airlines Company Limited

By:	/s/ Ma Xulun
Name:	Ma Xulun
Title:	Chairman of the Board and Executive Director